Exhibit 22

List of Subsidiaries

Direct or Indirectly Wholly-Owned:

Secure Risks Ltd.

Strategic Security Solutions International Ltd.

Shield Defense International Ltd.

Shield Defense Corporation

ISR Systems Corporation

Shield Defense Technologies, Inc.

Shield Defense Europe GmbH

MeiDa Information Technology, Ltd.

Secure Risks Pakistan, Ltd.

Secure Risks Asia Pacific, Ltd.

Shield Defense (Macao) Ltd.,

Partially Owned:

Universal Guardian Corporation

The Harbour Group, Inc.